Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
612-766-7000
May 27, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Ms. Barbara C. Jacobs
                  Assistant Director

Re:	XATA Corporation Registration Statement on Form S-3 (the “Registration Statement”) Filed April 24, 2009 File No. 333-158776
Ladies and Gentlemen:
     On behalf of XATA Corporation (“XATA” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing, as set forth in Ms. Jacobs’ letter dated May 15, 2009. This letter should be read in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed by the Company on the date hereof with the Commission.
     The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page and footnote references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in Amendment No. 1.
     To assist the staff in reviewing this letter, we will separately deliver to Ms. Jacobs and Mr. Michael F. Johnson, by overnight mail, a copy of this letter, along with a marked copy of Amendment No. 1 showing changes against the Registration Statement as originally filed on April 24, 2009.
Selling Shareholders, page 3.
1.	Comment: We note that neither Mr. Marshall nor any of the Trident entities are registered broker dealers, and that none of them are affiliated with a registered broker dealer. Please amend your registration statement to clarify whether Mr. Weber, GW 2001 Fund, L.P. and Weber Capital Partners II, L.P. are broker-dealers or affiliates of a broker-dealer.

U.S. Securities and Exchange Commission
May 27, 2009

Response: Amendment No. 1 revises the Registration Statement to disclose (i) that Mr. Weber, who exercises sole voting and investment direction over the XATA securities held by GW 2001 Fund, L.P. and Weber Capital Partners II, L.P., is a registered representative of SJ Capital, Inc., a broker dealer; (ii) that the shares of common stock that such selling shareholders may sell pursuant to the Registration Statement are issuable upon the conversion of preferred stock and the exercise of warrants that such selling shareholders purchased in the ordinary course of business; and (iii) that at the time of their purchase of preferred stock and warrants, such selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute any shares of our stock. See “Plan of Distribution” on pages 5-6.
Item 16. Exhibits.
Exhibit 5.1, page 10.
2.	Comment: We note that the opinion is “furnished ... in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied upon for any other purpose.” The purchasers of the securities are entitled to rely upon the legal opinion, and counsel must avoid statements to the contrary. In addition, the legal opinion must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please file a revised legal opinion.

Response: We have filed a revised legal opinion with Amendment No. 1 that does not include the language relating to non-reliance, and that makes clear that it is opining on the laws of Minnesota, which is the Company’s jurisdiction of incorporation.
Item 17. Undertakings, page 10.
3.	Comment: Your registration statement includes the undertaking set forth in Item 512(a)(5)(i)(A) and (B) and Item 512(a)(6) of Regulation S-K, but it does not appear that these undertakings are applicable to this transaction. Please advise or revise your filing.

Response: Amendment No. 1 revises the Registration Statement to remove the undertakings set forth in Item 512(a)(5)(i)(A) and (B) and Item 512(a)(6) of Regulation S-K.

4.	Comment: Please advise us as to why you have not included the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Response: Amendment No. 1 revises the Registration Statement to include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K.

U.S. Securities and Exchange Commission
May 27, 2009

*  *  *  *  *  *
     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-7079 or Michael Coddington at (612) 766-7328. My fax number is (612) 766-1600.
Sincerely,
/s/ Erik J. Romslo

cc:	Mark Ties Wesley Fredenburg Michael Coddington